Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in the Registration Statement on Form S-1 of our report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) dated December 2, 2024, relating to the financial statements of Envoy Technologies, Inc. (the “Company”) as of December 31, 2023 and for the period from April 18, 2023 to December 31, 2023 (Successor) and for the period from January 1, 2023 to April 17, 2023 (Predecessor) and as of December 31, 2022 and the year then ended (Predecessor), which appears in the Company’s Registration Statement on Form S-1 initially filed on February 11, 2025. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ BPM LLP

San Francisco, California

February 11, 2025